Mail Stop 4561

October 29, 2008

Mr. Gerald P. Quindlen
President and Chief Executive Officer
Logitech International S.A.
6505 Kaiser Drive
Fremont, CA 94555

> **Re:** **Logitech International S.A.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed May 30, 2008**
> **File No. 0-29174**

Dear Mr. Quindlen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief